

Mail Stop 4546

August 16, 2016

Via E-mail
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton, HM 08
Bermuda

Re: Assured Guaranty Ltd.
Form 10-K for Fiscal Year ended December 31, 2015
Filed February 26, 2016
Form 8-K filed August 3, 2016
File No. 001-32141

Dear Mr. Bailenson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Earned Premiums, page 82

1. Given the significant increase in the line item 'Acceleration of net earned premiums' in the table of Net Earned Premiums from the prior year, please separately quantify for us the increase due to refunding or termination of insurance and change in the expected lives of the insured obligations and explain the reason(s) for the increase. This comment applies to the increase related to the quarters ended March 31, 2016 and June 30, 2016 as well.

Mr. Robert A. Bailenson
Chief Financial Officer
August 16, 2016
Page 2

Form 8-K filed August 3, 2016
Exhibit 99.1, page 10 and Exhibit 99.2, pages 4 and 5

2. You present full non-GAAP income statements to reconcile to your non-GAAP results, which is inconsistent with updated Compliance and Disclosure Interpretations 102.10 on Non-GAAP Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release and future periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Senior Staff Accountant at (202) 551-3627, or Sharon Blume, Accounting Branch Chief at (202) 551-3474, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance